40-33

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194
TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

811-21502
Branch 18

September 6, 2007

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al. C.A. No. 07-11113EFH (D. Mass.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund (the "Fund") a copy of the Order granting the Fund's motion to remand the above matter to Massachusetts Superior Court.

Very truly yours,

Vern D Larkin /mtf/

Vern D. Larkin

Enclosures
cc: James M. Curtis

UNITED STATES DISTRICT COURT
DISTRICT OF MASSACHUSETTS

* *
RMR HOSPITALITY and REAL
ESTATE FUND,
Plaintiff

v. CIVIL ACTION NO.:
07-11113 EFH

BULLDOG INVESTORS GENERAL
PARTNERSHIP, ET AL.
Defendant.
* *

ORDER

September 5, 2007

HARRINGTON, S.D.J.

After consideration of the papers submitted by the parties, the Court rules as follows:.

Intervenor Plaintiff RMR Hospitality and Real Estate Fund's ("RHR") motion to remand is granted.

The test for federal question jurisdiction of a state law claim is whether "the plaintiff's right to relief necessarily depends on resolution of a substantial question of federal law." Grable & Sons Metal Prods., Inc. v. Darue Eng'g and Manuf., 545 U.S. 308, 314 (2005). Defendant Bulldog Investors General Partnership ("Bulldog") does not identify any substantive federal law question on which RHR's Chapter 93A claim depends or that must be resolved in order to adjudicate RHR's right to relief. None of RHR's counts sound in federal law. RHR represents that it does not seek recovery pursuant to any federal law applicable to those filings. Therefore, because Bulldog has failed to establish any objectively reasonable basis for federal jurisdiction this case should be remanded to Massachusetts Superior Court.

As regarding the issue of reasonable attorneys' fees, "[a]n award of attorney fees is inappropriate where the defendant's attempt to remove the action was fairly supportable, or where there has not been at least some finding of fault with the defendant's decision to remove." Mitchell v. Lemmie, 231 F.Supp. 2d 693, 699-701 (S.D. Ohio 2002). Accordingly, RHR's demand for fees and costs for removal by defendant is denied.

SO ORDERED.

/s/ Edward F. Harrington
EDWARD F. HARRINGTON
United States Senior District Judge

END